SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Gaylord Entertainment Company

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

367905106

(CUSIP Number)

Michael P. Collison
The Oklahoma Publishing Company
9000 North Broadway
Oklahoma City, Oklahoma 73114
Telephone (405) 475-3950

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications)

With a copy to:

Frederic T. Spindel
Venable LLP
575 7th Street, N.W.
Washington, D.C. 20004
Telephone (202) 344-4732

April 1, 2004

(Date of Event which Requires Filing of Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

CUSIP No. 367905106

1	NAMES OF REPORTING PERSONS: THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER	None
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	2,103,766
EACH
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE POWER	None

	10	SHARED DISPOSITIVE POWER	2,103,766

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,103,766

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

CUSIP No. 367905106

1	NAMES OF REPORTING PERSONS: CHRISTINE GAYLORD EVEREST I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	3,032,037
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	3,675
EACH
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE POWER	3,032,37

	10	SHARED DISPOSITIVE POWER	3,675

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,035,712

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ X ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	7.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

CUSIP No. 367905106

1	NAMES OF REPORTING PERSONS: EDWARD L. GAYLORD REVOCABLE TRUST I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	130,581
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	0
EACH
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE POWER	130,581

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	130,581

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ X ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

CUSIP No. 367905106

1	NAMES OF REPORTING PERSONS: THE OKLAHOMA PUBLISHING COMPANY I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF	7	SOLE VOTING POWER	0
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	2,103,766
EACH
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE POWER	0

	10	SHARED DISPOSITIVE POWER	2,103,766

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,103,766

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

CUSIP No. 367905106

1	NAMES OF REPORTING PERSONS: GFI Company I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION Nevada

NUMBER OF	7	SOLE VOTING POWER	2,103,766
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	None
EACH
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE POWER	2,103,766

	10	SHARED DISPOSITIVE POWER	None

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	2,103,766

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	5.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	CO

CUSIP No. 367905106

1	NAMES OF REPORTING PERSONS: E.L. AND THELMA GAYLORD FOUNDATION I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	5,405,978
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	0
EACH
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE POWER	5,405,978

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	5,405,978

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	13.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	OO

CUSIP No. 367905106

1	NAMES OF REPORTING PERSONS: LOUISE GAYLORD BENNETT I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS:

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a) [ ]

(b) [X]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF	7	SOLE VOTING POWER	924,509
SHARES
BENEFICIALLY
OWNED BY	8	SHARED VOTING POWER	0
EACH
REPORTING
PERSON WITH
	9	SOLE DISPOSITIVE POWER	924,509

	10	SHARED DISPOSITIVE POWER	0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	924,509

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	[X ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)	2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)	IN

Amendment No. 10 to Schedule 13D

     This Amendment No. 10, amending the Schedule 13D dated October 10, 1997, respecting the common stock, $.01 par value (“Common Stock”), of Gaylord Entertainment Company (the “Issuer”), is being filed jointly by The Oklahoma Publishing Company Voting Trust (the “Voting Trust”), The Oklahoma Publishing Company (“OPUBCO”), GFI Company (“GFI”), the Edward L. Gaylord Revocable Trust (the “Gaylord Trust”), the E.L. and Thelma Gaylord Foundation (the “Gaylord Foundation”), Christine Gaylord Everest (“Ms. Everest”) and Louise Gaylord Bennett (“Ms. Bennett”) (hereinafter collectively referred to as the “Reporting Persons”). This Schedule 13D was previously amended by Amendment No. 1 filed on August 24, 1998, Amendment No. 2 filed on October 2, 1998, Amendment No. 3 filed on July 1, 1999, Amendment No. 4 filed on August 16, 1999, Amendment No. 5 filed on October 20, 2000, Amendment No. 6 filed on December 5, 2000, Amendment No. 7 filed on July 3, 2001, Amendment No. 8 filed on April 10, 2003, and Amendment No. 9 filed on August 8, 2003.

     The Reporting Persons hereby amend and supplement the Schedule 13D filed by the Reporting Persons on October 10, 1997, as amended (the “Original Statement”) in order to, among other things, (i) report the resignation of Christine Gaylord Everest from the Board of Directors of the Issuer and an amendment under Item 4 to the disclosure regarding the purpose of the transaction, (ii) report that the Gaylord Trust transferred 5,000,000 of the shares of Common Stock of the Issuer held by it to the Gaylord Foundation, (iii) report that OPUBCO transferred all 260,400 shares of Common Stock of the Issuer held by it to GFI, (iv) add the Gaylord Foundation as a Reporting Person and joint filer of this Schedule 13D by amending and adding references to it in Items 2 and 5 of the Original Statement, (v) add Louise Gaylord Bennett as a Reporting Person and joint filer of this Schedule 13D by amending and adding references to her in Items 2 and 5 of the Original Statement, and (vi) report certain agreements and arrangements among the Reporting Persons and the Issuer with respect to, among other things, the sale of Common Stock held by the Reporting Persons in an underwritten public offering of Common Stock to be effected by the Issuer.

Item 2. Identity and Background.

     Item 2 is hereby amended by adding the Gaylord Foundation and Louise Gaylord Bennett as Reporting Persons:

E.L. AND THELMA GAYLORD FOUNDATION

The E.L. and Thelma Gaylord Foundation is a charitable trust created under Oklahoma law pursuant to an agreement made and entered into as of December 27, 1994. The address for the Gaylord Foundation is:

     The E.L. and Thelma Gaylord Foundation
     c/o Christine Gaylord Everest
     9000 North Broadway
     Oklahoma City, Oklahoma 73114

There are four (4) trustees of the Gaylord Foundation:

Christine Gaylord Everest
Mary Gaylord McClean
Louise Gaylord Bennett
David O. Hogan

The principal occupation or employment and address of each trustee listed above is as follows:

     Christine Gaylord Everest — Chairman and Chief Executive Officer of
     OPUBCO
     9000 North Broadway
     Oklahoma City, OK 73114

     Mary Gaylord McClean — Farmer/Rancher
     P.O. Box 100
     Simpsonville, Kentucky 40067-0100

     Louise Gaylord Bennett — Investments
     P.O. Box 25125
     Oklahoma City, OK 73125

     David O. Hogan — Accountant — President, Hogan & Slovacek, a
     Professional Corporation
     6120 South Yale Avenue
     Suite 600
     Tulsa, Oklahoma 74136

     Neither the Gaylord Foundation nor any of the trustees listed above has been convicted during the last five years in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any one of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Item 3. Source and Amount of Funds or Other Consideration.

     The transfer of 5,000,000 shares of Common Stock from the Gaylord Trust to the Gaylord Foundation was effected without consideration. The transfer of 260,400 shares of Common Stock from OPUBCO to GFI was effected without consideration

     Item 4. Purpose of Transaction.

     Item 4 is hereby amended and supplemented as follows:

     On January 14, 2004, OPUBCO transferred all 260,400 shares of Common Stock held by it to GFI. The purpose of this transfer was to consolidate OPUBCO’s holdings of Common Stock into its subsidiary, GFI.

     Effective April 1, 2004, Christine Gaylord Everest resigned from the Board of Directors of the Issuer. A copy of Ms. Everest’s resignation letter is attached hereto as Exhibit 99.2 and incorporated herein by reference. Subsequent to submitting the letter, Ms. Everest orally changed the effective date of her resignation from March 29, 2004 to April 1, 2004. Martin C. Dickinson, who serves as a director of OPUBCO, also resigned from the Board of Directors of the Issuer, effective April 1, 2004 (collectively, the “Resignations”).

     On April 7, 2004, the Gaylord Trust transferred 5,000,000 shares of Common Stock held by it to the Gaylord Foundation. The purpose of this transfer was to comply with provisions in the trust agreement governing the Gaylord Trust, which required such transfer as a result of the death of E.L. Gaylord in 2003.

     On April 8, 2004, the Issuer filed a Registration Statement on Form S-3, pursuant to which up to an aggregate of 5,872,113 shares of Common Stock of the Issuer beneficially owned by the Reporting Persons, plus up to an additional 880,816 shares of Common Stock beneficially owned by the Reporting Persons to cover over-allotments, if any, are to be sold in an underwritten public offering to be effected by the Issuer (the “Offering”). The purpose of the Offering is to permit the Reporting Persons to reallocate investable assets and diversify charitable and other investment portfolios. In connection with the Offering, the Reporting Persons and the Issuer will enter into an underwriting agreement with the several underwriters for the Offering, which underwriting agreement will contain customary terms conditions, including, without limitation, customary indemnification and lock-up provisions. With respect to those shares of Common Stock beneficially owned by the Reporting Persons that will continue to be held after consummation of the Offering, the Reporting Persons and the Issuer have agreed to enter into an arrangement relating to, among other things, registration rights with respect to such remaining shares held by the Reporting Persons and certain affiliates. There can be no assurance that the Offering will be consummated as currently contemplated or as to the number of shares that will be sold, if any.

     The Reporting Persons previously reported that because of the relationships among them, it could be expected that they might vote all of the shares over which they have voting control in a consistent manner and seek to exercise influence over the management and policies of the Issuer. As a result of the Resignations and the Offering, the Reporting Persons are acting together in concert as a group for the disposition of the shares to be sold in the Offering. The Reporting Persons intend to hold the shares of Common Stock of the Issuer that are not sold in the Offering for investment and no longer have any intentions to exercise influence over the management and policies of the Issuer. Following the consummation of the Offering and the expiration of any lock-up period, and depending on market conditions, the Issuer’s financial and operational performance, and other factors, one or more of the Reporting Persons may purchase shares of Common Stock, or may dispose of all or a portion of the shares of Common Stock that such Reporting Person owns or may hereafter acquire, in the open market, in private transactions, in a subsequent registered offering or otherwise.

     Except as set forth in this Item 4, the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

     Item 5. Interest in Securities of the Issuer.

     Item 5 is hereby amended and restated in its entirety as follows:

(a)-(b)
The following information is as of the close of business on April 7, 2004, based on the number of shares of Common Stock of the Issuer outstanding as of April 1, 2004, according to the Issuer’s Registration Statement on Form S-3 (333-114293) filed with the SEC on April 8, 2004:

The Gaylord Foundation beneficially owns 5,405,978 shares of Common Stock, constituting 13.7% of the total shares of Common Stock outstanding. Under the terms of the E. L. and Thelma Gaylord Foundation Trust Agreement dated December 27, 1994, as amended, the trustees of the Gaylord Foundation, acting by majority vote, have the power to vote or direct the vote of, and to dispose or direct the disposition of such shares. This power has been modified pursuant to the agreement among the trustees described in Item 6. Prior to the transfer of 5,000,000 shares from the Gaylord Trust to the Gaylord Foundation, as described in Item 4, the Gaylord Foundation had direct beneficial ownership of 405,978 shares of Common Stock.

The Gaylord Trust beneficially owns 130,581 shares of Common Stock, constituting less than 1% of the total shares of Common Stock outstanding. Under the terms of the Amended and Restated Edward L. Gaylord Revocable Trust Agreement dated March 13, 2003, the trustees of the Gaylord Trust, acting by majority vote, have the power to vote or direct the vote of, and to dispose or direct the disposition of such shares.

Christine Gaylord Everest has the power to vote or direct the vote of, or to dispose or direct the disposition of, 3,035,712 shares of Common Stock, constituting 7.7% of total shares outstanding. Of this aggregate number, Ms. Everest has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 3,032,037 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 3,675 shares. This figure does not include shares owned by Ms. Everest’s husband James H. Everest or her siblings E. K. Gaylord II, Louise Gaylord Bennett (“Ms. Bennett”) and Mary Gaylord McClean (“Ms. McClean”), as to which Ms. Everest disclaims beneficial ownership. It does include 849,163 shares held by Ms. Everest directly; 3,675 shares beneficially owned by the Jean I. Everest Foundation, a charitable foundation of which Ms. Everest is a co-Trustee with James H. Everest; and 79,108 shares subject to unexercised options for Common Stock issued to Ms. Everest individually. It also includes 2,103,766 shares held by GFI, a corporation of which Ms. Everest is President with sole power to vote and dispose of the shares as portfolio securities of GFI. This figure does not include 130,581 shares beneficially owned by the Gaylord Trust, of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and David O. Hogan (“Mr. Hogan”); 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and Mr. Hogan; 5,405,978 shares beneficially owned by the Gaylord Foundation, of which Ms. Everest is a co-Trustee with Ms. McClean, Ms. Bennett and Mr. Hogan; and shares beneficially owned by Inasmuch Foundation, a charitable foundation, and Ethics and Excellence in Journalism, a charitable foundation, each of which Ms. Everest serves as one of six directors, such directors taking action on behalf of each foundation by a majority vote. Ms. Everest disclaims a pecuniary interest as a beneficial owner in the shares held by OPUBCO, GFI, The Oklahoman Foundation, the Jean I. Everest Foundation, the Gaylord Foundation, Inasmuch Foundation and Ethics and Excellence in Journalism.

OPUBCO has shared power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of Common Stock, constituting 5.3% of the outstanding shares. These shares are held by GFI, a corporation wholly owned by OPUBCO. OPUBCO disclaims a pecuniary interest as a beneficial owner of these shares.

GFI has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 2,103,766 shares of Common Stock, constituting 5.3% of the outstanding shares. These shares are held directly by GFI.

The Voting Trust may be deemed to be the indirect beneficial owner of 2,103,766 shares of Common Stock, constituting 5.3% of the outstanding shares. This figure represents the shares that are held by GFI, a corporation wholly owned by OPUBCO. OPUBCO is controlled by the Voting Trust. The Voting Trust may be deemed to share power over the voting and disposition of these shares by reason of its control of OPUBCO. The Voting Trust disclaims a pecuniary interest as a beneficial owner of the shares held by OPUBCO and GFI.

Louise Gaylord Bennett has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 924,509 shares of Common Stock held directly by Ms. Bennett, constituting 2.3% of total shares outstanding. This figure does not include shares owned by Ms. Bennett’s siblings, E. K. Gaylord II, Ms. Everest and Ms. McClean, as to which Ms. Bennett disclaims beneficial ownership. This figure further excludes 130,581 shares beneficially owned by the Gaylord Trust, of which Ms. Bennett is a co-Trustee with Ms. McClean, Ms. Everest and Mr. Hogan, 5,405,978 shares beneficially owned by the Gaylord Foundation, of which Ms. Bennett is a co-Trustee with Ms. McClean, Ms. Everest and Mr. Hogan, and 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. Bennett is a co-Trustee with Ms. Everest, Ms. McClean and Mr. Hogan. Ms. Bennett disclaims a pecuniary interest as a beneficial owner in the shares held by the Gaylord Foundation and The Oklahoman Foundation.

The following information is provided with respect to the additional persons previously named in Item 2 as executive officers, directors or trustees of Reporting Persons that are corporations or trusts, to the best knowledge of the Reporting Persons:

Mary Gaylord McClean has the power to vote or direct the vote of, or to dispose or direct the disposition of, 861,979 shares of Common Stock, constituting 2.2% of total shares outstanding. Of this aggregate number, Ms. McClean has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 828,646 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 33,333 shares. This figure does not include shares owned by Ms. McClean’s siblings, E. K. Gaylord II, Ms. Bennett and Ms. Everest, as to which Ms. McClean disclaims beneficial ownership. This figure includes 828,646 shares held by Ms. McClean as Trustee of the Mary I. Gaylord Revocable Trust; and 33,333 shares held by Ms. McClean as co-Trustee for the Mary Gaylord Foundation, a charitable foundation. This figure does not include 130,581 shares beneficially owned by the Gaylord Trust, of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. Bennett and Mr. Hogan; 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. Bennett and Mr. Hogan; and 5,405,978 shares beneficially owned by the Gaylord Foundation, of which Ms. McClean is a co-Trustee with Ms. Everest, Ms. Bennett and Mr. Hogan. Ms. McClean disclaims a pecuniary interest as a beneficial owner in the shares held by The Oklahoman Foundation, the Gaylord Foundation and the Mary Gaylord Foundation.

David O. Hogan has the power to vote or direct the vote of, or to dispose or direct the disposition of, 104,333 shares of Common Stock, constituting less than 1% of total shares outstanding. Of this aggregate number, Mr. Hogan has sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 71,000 shares, and shared power to vote or direct the vote of, and shared power to dispose or direct the disposition of, 33,333 shares. This figure includes 71,000 shares subject to unexercised options for Common Stock issued to E.L. Gaylord individually, which are now held by Mr. Hogan as Executor of E.L. Gaylord’s estate; and 33,333 shares held by Mr. Hogan as co-Trustee for the Mary Gaylord Foundation, a charitable foundation. This figure does not include: (i) shares beneficially owned by Inasmuch Foundation, a charitable foundation, and Ethics and Excellence in Journalism, a charitable foundation, each of which Mr. Hogan serves as one of six directors, such directors taking action on behalf of each foundation by a majority vote; (ii) 130,581 shares beneficially owned by the Gaylord Trust, of which Mr. Hogan is a co-Trustee with Ms. McClean, Ms. Bennett and Ms. Everest; (iii) 128,625 shares beneficially owned by The Oklahoman Foundation, a charitable trust of which Mr. Hogan is a co-Trustee with Ms. Everest, Ms. McClean and Ms. Bennett; and (iv) 5,405,978 shares beneficially owned by the Gaylord Foundation, of which Mr. Hogan is a co-Trustee with Ms. Everest, Ms. Bennett and Ms. McClean. Mr. Hogan disclaims a pecuniary interest as a beneficial owner in the shares he holds as Executor of E.L. Gaylord’s estate and a co-Trustee of the Mary Gaylord Foundation and in the shares held by the Gaylord Trust, The Oklahoman Foundation and the Gaylord Foundation.

Martin C. Dickinson has the sole power to vote or direct the vote of, and sole power to dispose or direct the disposition of, 785,440 shares of Common Stock, constituting 2.0% of total shares outstanding. This figure includes 400,000 shares owned by the Donald C. Dickinson and Elizabeth M. Dickinson Foundation, of which Mr. Dickinson is president and a director; 306,332 shares held as Trustee for the Martin C. Dickinson Revocable Trust; and 79,108 shares subject to unexercised options for Common Stock issued to Mr. Dickinson individually.

Stephen Bartolin, Jr. has the sole power to vote or direct the vote of, or to dispose or direct the disposition of, 73 shares of Common Stock. These shares are held directly by Stephen Bartolin Jr.

       Michael P. Collison has the power to vote or direct the vote of, or to dispose or direct the disposition of, 4 shares of Common Stock,        constituting less than 1% of total shares outstanding. These shares are held directly by Mr. Collison.

(c)	Except for the transfer of 260,400 shares of Common Stock from OPUBCO to GFI and the transfer of 5,000,000 shares of Common Stock from the Gaylord Trust to the Gaylord Foundation, none of the Reporting Persons or, to the best of their knowledge, the additional persons listed in this Item 5 has engaged in any transactions in the Common Stock of the Issuer during the past sixty days.

(d)	Except as set forth above, there are no other persons with the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities described herein.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

     The response to Item 4 is incorporated herein by reference.

     The Joint Filing Agreement entered into by the parties in connection with this Schedule 13D filing has been amended to add the Gaylord Foundation and Louise Gaylord Bennett as joint filers. A copy of the Amended Joint Filing Agreement dated April 7, 2004 is attached as Exhibit 99.1 hereto.

     On January 8, 2004, the trustees of the Gaylord Foundation entered into an agreement pursuant to which Christine Gaylord Everest, while serving as a director of the Issuer, agreed not to participate in discussions or decisions with the trustees regarding any decision to sell, repurchase or take any other action to enter into a transaction involving or relating to the shares of Common Stock held by Gaylord Foundation. A copy of this agreement is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Item 7. Materials to be filed as Exhibits.

Exhibit 99.1:	Amended Joint Filing Agreement dated April 7, 2004.

Exhibit 99.2:	Resignation of Christine Gaylord Everest as a member of the Board of Directors of the Issuer, dated March 25, 2004.

Exhibit 99.3:	Agreement Among Trustees of the E. L. and Thelma Gaylord Foundation With Respect to Transactions in the Stock of Gaylord Entertainment Company, dated January 8, 2004.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 8, 2004	THE OKLAHOMA PUBLISHING COMPANY VOTING TRUST

Christine Gaylord Everest, Voting Trustee

By: /s/ Christine Gaylord Everest

/s/ Christine Gaylord Everest

EDWARD L. GAYLORD REVOCABLE TRUST

Christine Gaylord Everest, Trustee

By: /s/ Christine Gaylord Everest

THE OKLAHOMA PUBLISHING COMPANY

By: /s/ Christine Gaylord Everest
Chief Executive Officer

GFI COMPANY

By: /s/ Christine Gaylord Everest,
President

E.L. AND THELMA GAYLORD FOUNDATION
Christine Gaylord Everest, Trustee

By: /s/ Christine Gaylord Everest

/s/ Louise Gaylord Bennett